September 7, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Prometheus RxDx Corp.
Registration Statement on Form S-1
SEC File No. 333-148151
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Prometheus RxDx Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-148151, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on December 19, 2007.

At this time, due to the acquisition of the Company by Nestlé Health Science S.A., the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (858) 824-0896, with a copy to the Company’s legal counsel, Cheston J. Larson of Latham & Watkins LLP, via facsimile at (858) 523-5450.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration

Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact Cheston J. Larson of Latham & Watkins LLP by telephone at (858) 523-5435 or by fax at (858) 523-5450. Thank you for your attention to this matter.

Sincerely,

Prometheus RxDx Corp.

By:	/s/ Joseph M. Limber
Joseph M. Limber
Chief Executive Officer

cc: Cheston J. Larson

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, CA 92130